July 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (502) 499-4812

Ms. Maria L. Bouvette
President and Chief Executive Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

Re: Porter Bancorp, Inc.
**   Amendment Number Two to Registration Statement on Form S-1**
**   Filed on June 21, 2006**
**   File No. 333-133198**

Dear Ms. Bouvette:

        We have reviewed your response letter dated June 20, 2006 and your amended filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form S-1/A filed June 21, 2006

Certain Relationships and Related Transactions, page 88

1.   We note your response to comment 10 from our letter dated June 15, 2006. Given the related party nature of the December 2005 minority interest acquisitions and the fact that different valuation methodologies were used to set the IPO price as compared to the $25.50 value assigned to convertible non-voting shares, we continue to believe that a discussion of relevant factors considered in the valuation of each share issuance would be relevant to investors. Please revise to include the following disclosures:

        •   Discussion of each significant factor contributing to the difference between

> your estimated IPO price per share and the fair value per share of your
> convertible non-voting common stock at the time you acquired the minority
> interests of Ascencia, BBA, and Mammoth ($25.50 per share);
> - The valuation alternative (market, income, or asset approach) selected to
>   determine the fair value of each minority interest acquired; and
> - Reasons why management chose not to obtain contemporaneous valuations by
>   an unrelated valuation specialist for the acquisitions of the minority interests
>   of BBA and Mammoth.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-20

2.   We note your response to comment 14 from our letter dated June 15, 2006.
        Please tell us the accounting literature that you relied upon to support your
        decision to account for convertible non-voting shares in the same manner as
        voting shares, despite the difference in rights (and therefore, likely a difference in
        value) attributable to each type of common stock.

3.   As a related matter, please tell us the business purpose for issuing convertible
        non-voting shares in connection with your minority interest acquisition of BBA,
        Inc. and Ascencia Bancorp, Inc. Please specifically address why convertible non-
        voting common stock were issued if those shares are convertible into voting
        common stock upon the completion of your public offering, which was likely
        contemplated at the time the convertible non-voting shares were issued in
        December 2005.

Note 17 – Business Combination, page F-37

4.   We note your response to comment 18 from our letter dated June 15, 2006,
        however, we are unable to agree with your determination that the acquisition of a
        41% interest in BBA from the William G. Porter Revocable Trust should be
        accounted for at fair value. As described in EITF 02-5, we believe common
        control exists between immediate family members holding more than 50% of the
        voting ownership interest of each entity. You have asserted that there is no
        agreement as to how William Porter votes, holder or sells his shares and provided
        examples of instances where he chose to longer participate in certain acquisitions.

        However, given the fact that William Porter had substantial equity interests in subsidiaries consolidated into Porter Bancorp, that he and J. Chester Porter own other non-consolidated banking entities together, and William Porter continues to participate in management service agreements with the controlling shareholders of Porter Bancorp, it appears that common control exists. Please restate your financial statements to account for this transaction at historical cost and revise your filing accordingly or provide persuasive evidence supporting your accounting treatment.

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As appropriate, please amend you registration statement in response to these comments as well as the comments issued on July 3, 2006. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or me at (202) 551-3490 if you have questions regarding these comments. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or Todd Schiffman at (202) 551-3491 regarding any other questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant

cc: Alan K. MacDonald, Esquire
        Frost Brown Todd LLC
        Suite 3200
        400 West Market Street
        Louisville, Kentucky 40202